Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation

Appvion, Inc.	Delaware
Appvion Canada, Ltd.	Canada
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin
Appvion Receivables Funding I LLC	Delaware
APVN Holdings LLC	Delaware
Appvion Global Netherlands Coӧperatief UA	Netherlands